Exhibit 99.1

FCA announces signing of a €4.8 billion syndicated revolving credit facility

Fiat Chrysler Automobiles N.V. (NYSE: FCAU) (“FCA”) announced today that it has entered into a €4.8 billion syndicated revolving credit facility (“RCF”) with a group of twelve bookrunner banks.
The RCF will be available for general corporate purposes and working capital needs of the Group, and will replace and expand the €2.1 billion 3-year revolving credit facility entered into by FCA on June 21, 2013, and the $1.3 billion 5-year revolving credit facility entered into by FCA US LLC (“FCA US”) on May 24, 2011 (“FCA US RCF”).
The RCF will be available in two tranches. The first tranche of €2.4 billion, which will be immediately available, has a 37-month tenor from signing and two extension options (1-year and 11-month, respectively) exercisable on the first and second anniversary of signing. The second tranche, which consists of an additional €2.4 billion, has a 60-month tenor from signing and will be available upon termination of the FCA US RCF and from the elimination of the restrictions under FCA US’s financing documentation on the provision of guarantees or payment of dividends by FCA US for the benefit of the rest of the Group.
This transaction, which confirms the international key relationship banks’ strong support for FCA, represents a further step towards a unified financing platform for the Group.

London, 9 June 2015
This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including the possibility of a new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, the proposed separation of Ferrari and many other risks and uncertainties, most of which are outside of the Group’s control.

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